UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No.1	Total Voting Rights dated 01 March 2017
Exhibit No.2	Holding(s) in Company dated 07 March 2017
Exhibit No.3	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.4	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.5	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.6	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.7	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.8	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.9	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.10	Director/PDMR Shareholding dated 09 March 2017
Exhibit No.11	Publication of a Prospectus date 10 March 2017
Exhibit No.12	Publication of Final Terms date 13 March 2017
Exhibit No.13	Director/PDMR Shareholding dated 20 March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of  the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 03, 2017

By: /s/  Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 03, 2017
By: /s/  Garth Wright
----------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 March 2017

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2017, Barclays PLC's issued share capital consists of 16,967,682,892 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,967,682,892) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

LEI Code: 213800LBQA1Y9L22JB70

Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached:	Barclays PLC (LEI Code: 213800LBQA1Y9L22JB70)
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date onwhich the threshold is crossed orreached:	6 March, 2017
6. Date on which issuer notified:	7 March, 2017
7. Threshold(s) that is/are crossed orreached:	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	415,573,841	415,573,841	N/A	N/A	959,981,110	N/A	5.65%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate	Exercise/Conversion Period		Number of votingrights that may beacquired if theinstrument isexercised/ converted.			% of votingrights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to		% of voting rights
CFD				1,088,236		Nominal	Delta
						0.00%	0.00%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
961,069,346			5.66%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Marc-Oliver Lesch
15. Contact telephone number:	020 7743 3650

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Exhibit No.3

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	124,773	50,844
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	81,373	43,127
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	119,348	48,634
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	83,182	44,086
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	44,303	23,480
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Head of Compliance
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	24,412	12,938
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	30,103	19,506
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	208,366	110,433
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	75,948	40,252
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay component of the individual's fixed remuneration for the three month period to 31 March 2017. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	103,073	46,939
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.4

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	398,406
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	222,378
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.5

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	968,891
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	358,044
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	162,747
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Head of Compliance
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	68,354
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	144,587
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	488,243
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares granted
		£2.3042	352,699
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.6

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under the Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	2,125,082	865,971
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
Transaction 2
d)	Nature of the transaction	Shares released under the transaction described above were then sold on behalf of the individual as set out below.
e)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold	Volume(s): Number of Shares held by PDMR
		£2.3042	865,971	N/A

f)	Aggregated information - Aggregated volume - Price	N/A
g)	Date of the transactions	2017-03-08
h)	Place of the transactions	London Stock Exchange (XLON)

Exhibit No.7

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Long Term Incentive Plan. The Shares are subject to a holding period with restrictions lifting after two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	504,272	267,264
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.8

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	271,817	144,062
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	274,701	145,590
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	156,651	83,025
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Head of Compliance
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	109,842	58,216
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	117,688	76,260
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	371,230	196,751
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.9

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	132,693	70,327
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
f)	Aggregated information - Aggregated volume - Price	N/A
g)	Date of the transactions	2017-03-08
h)	Place of the transactions	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	53,547	28,380
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
f)	Aggregated information - Aggregated volume - Price	N/A
g)	Date of the transactions	2017-03-08
h)	Place of the transactions	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employee Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under Schedule 1 to the Barclays Group Share Value Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	785,631	357,776
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
f)	Aggregated information - Aggregated volume - Price	N/A
g)	Date of the transactions	2017-03-08
h)	Place of the transactions	London Stock Exchange (XLON)

Exhibit No.10

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	35,370
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	74,126	39,286
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	35,370
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	46,002
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	46,002
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Head of Compliance
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	45,569	24,151
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	96,332	62,423
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays International and Chief Executive Officer, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	46,002
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	46,002
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Awards made in 2017. The Shares are subject to a holding period of six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.3042	86,798	39,527
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No.11

Publication of Drawdown Prospectus

The following drawdown prospectus (the "Drawdown Prospectus") is available for viewing:

Drawdown Prospectus in relation to Barclays PLC's issue of £350,000,000 3.125 per cent. Notes due 2024 (to be consolidated and form a single series with the £600,000,000 3.125 per cent. Notes due 2024 issued on 17 January 2017) under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1756Z_-2017-3-10.pdf

A copy of the Drawdown Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Drawdown Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Drawdown Prospectus. In accessing the Drawdown Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Drawdown Prospectus referred to above must be read in conjunction with the base prospectus dated 28 February 2017 which together constitute a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE DRAWDOWN PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE DRAWDOWN PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DRAWDOWN PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Drawdown Prospectus and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus and/or the Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus and/or Prospectus you must ascertain from the Drawdown Prospectus and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Drawdown Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Drawdown Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Drawdown Prospectus, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Drawdown Prospectus via electronic publication.

You are reminded that the Drawdown Prospectus has been made available to you on the basis that you are a person into whose possession the Drawdown Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Drawdown Prospectus to any other person.

The Drawdown Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Drawdown Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Drawdown Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Drawdown Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Drawdown Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

LEI:  213800LBQA1Y9L22JB70

Exhibit No.12

 Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR 2,000,000,000 Floating Rate Notes due March 2019 (the "Notes") under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2679Z_-2017-3-13.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 28 February 2017 which constitutes a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

LEI:  213800LBQA1Y9L22JB70

Exhibit No.13

20 March 2017

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

This notification relates to the sale of Barclays PLC shares.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Barclays Wealth Nominees Limited sold Shares for the individual set out above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.296	417,676
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-03-17
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755